# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
### WASHINGTON, D.C. 20549

# Form 8-K

### CURRENT REPORT
**Pursuant to Section 13 or 15(d)
The Securities Exchange Act of 1934**

**Date of Report (Date of earliest event reported):  August 8, 2007**

## EXPRESSJET HOLDINGS, INC.
*(Exact name of registrant as specified in its charter)*



| **Delaware** | **1-31300** | **76-0517977** |
|---|---|---|
| (*State or other jurisdiction of incorporation)* | *(Commission File Number)* | *(IRS Employer Identification No.)* |

| **700 North Sam Houston Parkway West, Suite 200 Houston, Texas** | **77067** |
|---|---|
| *(Address of principal executive offices)* | *(Zip Code)* |

**832-353-1000**
*(Registrant's telephone number, including area code)*

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ]   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ]   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item    2.02   <u>Results of Operations and Financial Condition</u>

On August 8, 2007, we issued a press release announcing our results of operations for the second quarter 2007. The press release is furnished herewith as Exhibit 99.1 and is incorporated herein by reference.

9.01   <u>Financial Statements and Exhibits</u>

99.1 Press Release

**SIGNATURE**

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

<u>**EXPRESSJET HOLDINGS, INC.**</u>
<u>(Registrant)</u>

Date: August 8, 2007

/s/ Frederick S. Cromer
Frederick S. Cromer
Vice President and Chief Financial Officer

EXHIBIT INDEX

99.1    Press Release

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